Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

Contacts for Continental:	Contacts for United:
Corporate Communications	Worldwide Press Office
Phone: (713) 324-5080	Phone: (312) 997-8640
E-mail: media.relations@coair.com	Email:media.relations@united.com

UNITED TO LIST ON NYSE UNDER TICKER SYMBOL UAL

HOUSTON and CHICAGO, Sept. 20, 2010 – UAL Corporation (NASDAQ: UAUA), the holding company whose primary subsidiary is United Airlines, and Continental Airlines (NYSE: CAL) today announced that following the closing of the merger of a wholly-owned subsidiary of UAL with and into Continental, the holding company intends to list its common stock on the New York Stock Exchange (NYSE) and open trading under the new ticker symbol UAL subject to approval by the UAL board of directors and the NYSE.  Upon the closing the merger, the holding company, UAL Corporation, will be renamed United Continental Holdings, Inc.

The companies expect to close the merger by Friday, Oct. 1, 2010, and commence trading of the common stock of United Continental Holdings, Inc. under the symbol UAL on that day.  Until that time, the common stock of UAL Corporation will continue to trade under the ticker symbol UAUA on the NASDAQ exchange and the common stock of Continental will continue to trade under the ticker symbol CAL on the NYSE.

“We look forward to officially closing our merger with Continental, trading on the NYSE and the opportunity that the new company presents for creating a sustainable profitable airline for our shareholders, our customers and our employees,” said Glenn Tilton, United Airlines chairman and CEO.  “We also thank NASDAQ for being an excellent partner to United for the past four years.”

“As we near the close of our merger and the beginning of our journey as one company, we are pleased to list on the NYSE,” said Jeff Smisek, Continental’s chairman, president and CEO.  “The NYSE is home to many of the world’s most well-established and high-quality companies and we believe it provides the ideal trading platform as we build the world’s leading airline.”

The companies have received clearance on the proposed merger from the United States Department of Justice and the European Commission, and the stockholders of both companies have approved the transaction.

About United
United Airlines, a wholly-owned subsidiary of UAL Corporation (NASDAQ: UAUA), operates approximately 3,400* flights a day on United and United Express to more than 230 U.S. domestic and international destinations from its hubs in Los Angeles, San Francisco, Denver, Chicago and Washington, D.C.  With key global air rights in the Asia-Pacific region, Europe and Latin America, United is one of the largest international carriers based in the United States.  United also is a founding member of Star Alliance, which overall offers 21,200 daily flights to 1,172 airports in 181 countries through its 28 member airlines.  United’s 46,000 employees reside in every U.S. state and in many countries around the world.  United ranked No. 1 in on-time performance† for domestic scheduled flights for 2009 among America’s five largest global carriers, as measured by the Department of Transportation and published in the Air Travel Consumer Report for 2009.  United also ranked No. 1 in on-time arrivals among the five largest U.S. global carriers for the first six months of 2010 based on preliminary information.  News releases and other information about United can be found at the company’s Web site at united.com, and follow United on Twitter @UnitedAirlines.

†According to preliminary industry results provided by the five largest U.S. global carriers based on available seat miles, enplaned passengers or passenger revenue, United ranked highest in on-time performance for domestic scheduled flights as measured by the U.S. DOT (flights arriving within 14 minutes of scheduled arrival time) between January 1 and June 30, 2010, when compared to such U.S. global carriers, which includes Delta (including its Northwest subsidiary), American, Continental and US Airways.

*Based on United’s forward-looking flight schedule for January 2010 to December 2010.

About Continental Airlines
Continental Airlines is the world’s fifth largest airline. Continental, together with Continental Express and Continental Connection, has more than 2,700 daily departures throughout the Americas, Europe and Asia, serving 132 domestic and 137 international destinations. Continental is a member of Star Alliance, which overall offers more than 21,200 daily flights to 1,172 airports in 181 countries through its 28 member airlines. With more than 40,000 employees, Continental has hubs serving New York, Houston, Cleveland and Guam, and together with its regional partners, carries approximately 63 million passengers per year.  For more company information, go to continental.com.

Important Information For Investors And Stockholders
In connection with the proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”), UAL filed with the Securities and Exchange Commission (“SEC”), and the SEC declared effective on August 18, 2010, a registration statement on Form S-4 that includes a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL AND CONTINENTAL URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by UAL are available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental are available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.

Cautionary Statement Regarding Forward-Looking Statements
This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict.  Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.

UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

###